July 31, 2000


                  QUARTERLY REPORT TO THE LIMITED PARTNERS
                        OF DSI REALTY INCOME FUND X


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended June 30, 2000. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended June 30, 2000, and 1999, total revenues increased 4.1% from $729,606 to $759,841 and total expenses increased 6.0% from $405,922 to $430,244. As a result, net income increased 1.8% from $323,684 to $329,597 for the three-month period ended June 30, 2000, as compared to the same period in 1999. The increase in revenues can be attributed to an increase in rental income due to higher unit rental rates. Occupancy levels for the Partnership's five mini-storage facilities averaged 85.4% for the three-month period ended June 30, 2000, as compared to 84.7% for the same period in 1999. The Partnership is continuing its advertising campaign to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased approximately $17,000 (4.8%) primarily as a result of increases in yellow pages advertising and maintenance and repair expenses, partially offset by a decrease in salaries and wages expnese.
General and administrative expenses increased approximately $7,300 (13.7%) primarily as a result of higher Maryland state taxes.

For the six month periods ended June 30, 2000, and 1999, total revenues increased 7.4% from $1,404,158 to $1,508,452 and total expenses increased
5.0% from $820,306 to $861,194.  As a result, net income increased 10.9%
from $583,852 for the six-month period ended June 30, 1999, to $647,258 for the same period in 2000. The increase in revenues can be attributed to an increase in rental revenue due to higher unit rental rates. Operating expenses increased approximately $31,100 (4.5%) from $699,341 to $730,435.
The increase is primarily due to higher advertising costs, maintenance and repair, property management fees and security alarm services, partially offset by decreases in real estate tax, salaries and wages and power and sweeping expenses. Property management fees, which are based on rental revenue, increased as a result of the increase in rental revenue. Power and sweeping expenses decreased as the substantial snow removal costs in the prior year associated with the blizzard, which hit the Detroit, Michigan area, did not materialize in the current year. General and administrative expenses in-creased approximately $9,800 (8.1%) primarily as a result of increases in Maryland state tax payments and equipment and computer lease expenses.

The General Partners will continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission, since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund X, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI Realty Income Fund X
                              By: DSI Properties, Inc., as
                              General Partner



                              By___\s\ Robert J. Conway_______
                              ROBERT J. CONWAY, President